Exhibit 99.1

NVIDIA H100 GPU cloud contract signed with AI company, poolside

SYDNEY, AUSTRALIA, February 8, 2024 (GLOBE NEWSWIRE) -- Iris Energy Limited (NASDAQ: IREN) (together with its subsidiaries, “Iris Energy” or “the Company”), a leading owner and operator of next-generation data centers powered by 100% renewable energy, today announces commencement of GPU cloud service with leading AI company, Poolside AI SAS (“poolside”).

Key Highlights
●	NVIDIA H100 GPU cloud services agreement with leading AI company, poolside
●	Contract secured following rigorous customer testing requirements
●	Initial 3-month term and extension option for an additional 3 months at the customer’s election

Iris Energy has executed a cloud service agreement with poolside for 248 NVIDIA H100 GPUs. The contract is for an initial 3-month term, with an extension option for an additional 3 months at the customer’s election.
Poolside closed a $126m seed funding round in mid-2023 and is building the world’s most capable AI for software development. Their approach of RLCEF (Reinforcement Learning from Code Execution Feedback) sets them apart from other frontier AI companies focused on general-purpose models.
Iris Energy’s cloud technology environment and architecture, which utilizes its existing next-generation data centers, has now met all of poolside’s rigorous testing requirements. The cloud service commenced on February 5, 2024.

Jason Warner, CEO & Co-Founder of poolside and ex-CTO of Github, commented:
“We’re excited to select Iris Energy as a cloud services partner. Our business, like many others, has a substantial growing demand for GPU compute and we have been impressed with the professionalism and quality shown by Iris Energy during our testing and selection process.”
Daniel Roberts, Co-Founder and Co-CEO of Iris Energy, commented:
“We are pleased to partner with a company the calibre of poolside. We look forward to further growing our GPU cloud services business and servicing the growing market demand we are seeing for these services.”

Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; Iris Energy’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet our capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require Iris Energy to comply with onerous covenants or restrictions, and its ability to service its debt obligations; Iris Energy’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and its ability to diversify into the market for HPC solutions; Iris Energy’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions; expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any HPC solutions that Iris Energy offers; Iris Energy’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into HPC solutions; Iris Energy’s ability to manage counterparty risk (including credit risk) associated with any current or future customers and other counterparties; Iris Energy’s ability to secure renewable energy and renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; the risk that any current or future customers or other counterparties may terminate, default on or underperform their contractual obligations; Bitcoin network hashrate fluctuations; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; our reliance on third party mining pools, exchanges, banks, insurance providers and our ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; Iris Energy’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to Iris Energy; any variance between the actual operating performance of Iris Energy’s hardware achieved compared to the nameplate performance including hashrate; Iris Energy’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which Iris Energy operates; the availability, suitability, reliability and cost of internet connections at Iris Energy’s facilities; Iris Energy’s ability to secure additional hardware, including hardware for Bitcoin mining and HPC solutions it may offer, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including HPC solutions); delays, increases in costs or reductions in the supply of equipment used in Iris Energy’s operations; Iris Energy’s ability to operate in an evolving regulatory environment; Iris Energy’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of Iris Energy’s infrastructure compared to expectations; malicious attacks on Iris Energy’s property, infrastructure or IT systems; Iris Energy’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; Iris Energy ability to obtain, maintain, protect and enforce its intellectual property rights and other confidential information; whether the secular trends Iris Energy expects to drive growth in its business materialize to the degree it expects them to, or at all; the occurrence of any environmental, health and safety incidents at Iris Energy’s sites; any material costs relating to environmental, health and safety requirements or liabilities; damage to our property and infrastructure and the risk that any insurance Iris Energy maintains may not fully cover all potential exposures; ongoing securities litigation and proceedings relating to the default by two of Iris Energy’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; any laws, regulations and ethical standards that may relate to Iris Energy’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other solutions we may offer (such as HPC solutions), including regulations related to data privacy, cybersecurity and the storage, use or processing of information; any intellectual property infringement and product liability claims; our ability to attract, motivate and retain senior management and qualified employees; increased risks to our global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change and natural and man-made disasters that may materially adversely affect our business, financial condition and results of operations; the ongoing effects of COVID-19 or any other outbreak of an infectious disease and any governmental or industry measures taken in response; our ability to remain competitive in dynamic and rapidly evolving industries; damage to our brand and reputation; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2023 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any forward-looking statement that Iris Energy makes in this press release speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Media
Jon Snowball	Danielle Ghigliera
Domestique	Aircover Communications
+61 477 946 068	+1 510 333 2707

Investors
Lincoln Tan
Iris Energy
+61 407 423 395
lincoln.tan@irisenergy.co

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